Exhibit 4.18

Employment Agreement

Party A: Tantech Holdings Ltd.

Party B: Wangfeng Yan             , ID NO. : XXXXXXXXXXX

According to the relevant provisions of the "Contract Law of the People's Republic of China", both parties A and B reached an agreement on the employment of Party B as follows.

1. Employment

Party A hires Party B as the company's CEO .

2. The responsibilities of Party B:

(1)	Fully comprehend the resolutions of the board of directors, monitor the implementation process of the resolutions, correct problems in time, and ensure the implementation of the resolutions.

(2)	Explore market opportunities, preside over the formulation of the company's business objectives and management plans, lead the team to implement, and achieve rapid growth of the group's business and investment returns.

(3)	Responsible for operating results, organize the implementation of the financial budget plan and profit distribution approved by the board of directors;

(4)	Establish the organization system and business system of the company, be responsible for the construction of the senior management team, select middle and senior management personnel, and review the setting plan and basic management system of the internal management organization; Responsible for handling major emergencies, reporting to the chairman in time, and handling other important matters authorized by the chairman;

(5)	Fully preside over the management work of the company, implement the annual performance targets and business development strategic plans and overall marketing planning plans issued by the board of directors, and realize the business management goals;

(6)	Continuously optimize the human resources allocation of the company and continuously improve the overall organizational capabilities of the company; leaders create an enterprise cultural atmosphere, improve the enterprise identification system, and shape and strengthen the group company values.

3. Hiring time

The first appointment period is from December 6, 2019 to December 5, 2022. If the agreement has not expired and the two parties have not proposed not to renew the contract, the agreement shall be deemed to be automatically terminated.

4. Working methods

Party B works full-time in Party A, the working hours refer to Party B's personnel system; the place of work is Lishui; Party B can no longer concurrently serve as CEO of other listed companies outside the Forsen system.

5. Treatment and Payment:

Treatment: RMB 200,000 one year.

The payment method : RMB 15,000 per month

Party B ’s travel expenses incurred for Party A ’s work are reported and reimbursed according to the invoice.

6. Confidentiality

In view of the nature of Party B ’s work, Party B ’s confidentiality obligations are set out in the Confidentiality Agreement signed by both parties.

7. Settlement of disputes

This agreement becomes effective after the official seal is signed by both parties. Disputes arising from the performance of this agreement will be resolved through consultation between the two parties.

8. This agreement is made in duplicate, with the same legal effect, one for each party.

Party A (Stamp) Tantech Holdings Ltd	Party B (Stamp): Fengwang Yan

Date: December 6, 2019